Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc. and Schuler Holdings, Inc.
Commission File No.  333-48872

THE FOLLOWING IS A NEWS RELEASE ISSUED BY SCHULER HOMES, INC. ON
JANUARY 31, 2001.

FOR RELEASE: Wednesday, January 31, 2001;  8:00 A.M. EASTERN

SCHULER HOMES, INC.  TODAY ANNOUNCES:

         - Anticipated Closing of Pending Combination with Western Pacific in early April 2001
         - Proforma Combined Schuler Homes, Inc. and Western Pacific Housing Financial Results for the Quarter Ended December 31, 2000
         - Schuler Homes, Inc. Financial Results for the Quarter Ended December 31, 2000

Honolulu, Hawaii -- Schuler Homes, Inc. (NASDAQ: SHLR) today reported the following items:

ANTICIPATED CLOSING OF PENDING COMBINATION WITH WESTERN PACIFIC

Pending regulatory and shareholder approval, Schuler Homes expects to close its transaction with Western Pacific in early April 2001. The special meeting of stockholders to vote upon the transaction is scheduled for March 8, 2001 at Schuler Homes' offices in Honolulu. The Company estimates the total number of common shares outstanding upon the closing of the transaction to be approximately 40.3 million.

James K. Schuler, President, Chief Executive Officer and Chairman of the Board of Schuler Homes, Inc., commented, "The combination with Western Pacific will effectively double the size and equity market capitalization of the Company, which we believe to be a major step towards achieving our objectives of attaining a higher profile in the investment community and providing existing and future shareholders with greater liquidity in the stock. This merger of equals creates a well-diversified homebuilder operating in some of the strongest markets in the nation, a management team with significant local market expertise and a solid history of growth and high profitability."

PROFORMA COMBINED SCHULER HOMES, INC. AND WESTERN PACIFIC HOUSING FINANCIAL RESULTS

Proforma combined results of Schuler Homes, Inc. and Western Pacific included revenues of $353.6 million primarily from the closings of 1,188 new homes during the quarter ended December 31, 2000. On a proforma combined basis, net income after taxes during the quarter ended December 31, 2000 totaled $20.6 million, with proforma combined diluted earnings of $0.49 per share.

Proforma combined calendar year 2000 revenues totaled $1,269.8 million from the closings of 4,822 sales. Proforma combined net income after taxes was $73.1 million, or $1.76 per share diluted, during the calendar year ended December 31, 2000, excluding the non-cash charge recognized during the quarter ended September 30, 2000 by Schuler Homes.

The combined Schuler Homes and Western Pacific Company will operate with a fiscal year-end of March 31. As a result, the quarter ended December 31, 2000 represented the third quarter in the combined Company's fiscal year ending March 31, 2001. During the nine months ended December 31, 2000, proforma combined revenues totaled $853.1 million primarily from the closings of 3,303 new homes. Proforma combined net income after taxes was $46.4 million or $1.12 per share (diluted) for the nine months ended December 31, 2000, excluding the non-cash charge recognized during the quarter ended September 30, 2000 by Schuler Homes.

At December 31, 2000, Schuler Homes and Western Pacific together have 1,954 sales in backlog with an aggregate sales value of $580.9 million, 83 active projects in the sales stage and control of over 28,900 lots, approximately 49% of which are under option.

Mr. Schuler further commented, "As we look to the combined Company's proforma results for the fiscal year ending March 31, 2001, based on backlog levels at December 31, 2000, anticipated construction schedules and current market conditions, we anticipate fiscal year-end revenues of approximately $1.3 billion and proforma combined net income of in excess of $75.0 million, excluding the Schuler Homes' non-cash charge recognized during the September 2000 quarter."

Mr. Schuler continued, "Our combined Company operating plan for the fiscal year ended March 31, 2002 calls for continued expansion in most of Schuler Homes' and Western Pacific's existing markets. This, in addition to the current strength in our markets, in particular the California and Colorado markets, bodes well for combined fiscal year ending March 31, 2002 revenues and resulting net income to surpass the results for the fiscal year ending March 31, 2001 by 10% to 15%. Together, we will enter this next year as one of the top 15 homebuilders in the nation, one of the largest homebuilders in California, among the top three homebuilders in Colorado, Washington, Oregon and Hawaii, and with a growing presence in Arizona."

SCHULER HOMES, INC. FINANCIAL RESULTS

Schuler Homes, Inc. reported revenues of $153.5 million primarily from the closings of 631 new homes for the quarter ended December 31, 2000, compared to revenues of $150.9 million from 737 closings during the same quarter of last year. Net income increased during the quarter ended December 31, 2000 to $10.1 million ($0.46 per share-diluted), representing an increase of 33.9% over net income of $7.6 million during the same quarter of last year.

Calendar year 2000 revenues increased 27.8% to $647.8 million from $506.8 million during the 1999 calendar year, as closings of new home sales increased to 2,956 from 2,643 in the 1999 calendar year. Net income increased $42.2 million or $1.96 per share (diluted) during the calendar year ended December 31, 2000, excluding the non-cash charge recognized during the quarter ended September 30, 2000. During the calendar year ended December 31, 1999, net income was $25.7 million or $1.28 per share (diluted).

In December 2000, the Company changed its accounting year-end from a December 31 calendar year-end to a fiscal year-end of March 31. As a result, the quarter ended December 31, 2000 represented the third quarter in the Company's fiscal year ending March 31, 2001. During the nine months ended December 31, 2000, revenues totaled $487.0 million primarily from the closings of 2,175 new homes compared to $410.9 million from the closings of 2,135 sales during the nine months ended December 31, 1999. Net income was $32.5 million or $1.50 per share (diluted) for the nine months ended December 31, 2000, excluding the non-cash charge recognized during the quarter ended September 30, 2000. For the nine months ended December 31, 1999, net income was $20.9 million or $1.04 per share (diluted).

At December 31, 2000, Schuler Homes' backlog was 982 units with an aggregate sales value of $239.8 million compared to the backlog at December 31, 1999 of 974 units with an aggregate sales value of $208.7 million. Schuler Homes' cash and cash equivalents were approximately $3.7 million, total debt was approximately $270.4 million, and stockholders' equity totaled approximately $221.3 million at December 31, 2000. During the quarter ended December 31, 2000, earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $22.8 million compared to EBITDA of $21.3 million during the same quarter of 1999. During the quarters ended December 31, 2000 and 1999, interest incurred was $5.5 and $5.0 million, respectively.

A conference call is scheduled for today, January 31, 2001 at 3:00 PM EDT and will be hosted by James K. Schuler, Schuler Homes' President and Chief Executive Officer and Pamela S. Jones, Schuler Homes' Senior Vice President of Finance and Chief Financial Officer and Gene Rosenfeld, Western Pacific Housing's Chief Executive Officer and Craig Manchester, Western Pacific Housing's President. The call is open to all interested parties. The dial-in number is 800.562.8369. The international dial-in number is 913.981.5581. The call will also be broadcast live over the internet and can be accessed via the Company's web site WWW.SCHULERHOMES.COM (Financial News and Information-Earnings Conference Call) or WWW.STREETEVENTS.COM. For those who are not available to listen to the live broadcast, a replay will be available through February 2, 2001 by dialing
888.203.1112 or 719.457.0820 (passcode: 596239), and the call will be archived for access on the web site WWW.SCHULERHOMES.COM.

Schuler Homes Inc. designs, builds and markets single-family residences, townhomes and condominiums primarily to entry-level and first-time and second-time move-up buyers. The Company operates in seven geographic markets:
Arizona, Colorado, Hawaii, Northern California, Oregon, Southern California and Washington.

Western Pacific designs, builds and markets single-family attached and detached homes to first-time and first and second move-up buyers in the suburban California markets including San Diego, Orange County, the Inland Empire, Los Angeles, Ventura County, the San Francisco Bay area and the Sacramento valley.

The Company has experienced, and expects to continue to experience, significant variability in sales and net income. Numerous factors contribute to this variability. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in general, the Company's financial results will vary from development to development, and from geographic area to geographic area.

Certain statements in this press release, including comments regarding anticipated results and business strategies for the 2001 and 2002 fiscal years, may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with the proposed combination of Schuler Homes and Western Pacific, a Registration Statement has been filed with the Securities and Exchange Commission, and a preliminary Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the combination also may be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is HTTP://WWW.SEC.GOV. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones,
(808) 521-5661.

                               SCHULER HOMES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      THREE MONTHS ENDED DECEMBER 31,           TWELVE MONTHS ENDED DECEMBER 31,
                                                      -------------------------------           --------------------------------
                                                          2000                 1999                2000              1999
                                                          ----                 ----                ----              ----
                                                        UNAUDITED           UNAUDITED           UNAUDITED
                                                        ---------           ---------           ---------


Revenues:
    Home and lot sales...........................   $ 153,493,000       $ 150,927,000       $ 647,776,000      $ 506,778,000
Costs and expenses:
    Home and lot sales...........................     117,207,000         121,248,000         497,966,000        403,684,000
    Selling and commissions......................       9,060,000           9,124,000          38,325,000         31,747,000
    General and administrative...................       8,289,000           7,081,000          34,580,000         25,481,000
    Non-cash charge for impairment of long-
       lived assets (1)..........................             ---                 ---          36,398,000                ---
                                                     ----------------     ---------------     ---------------   ------------
       Total costs and expenses..................     134,556,000         137,453,000         607,269,000        460,912,000
                                                     ----------------     ---------------     ---------------   ------------
Operating income.................................      18,937,000          13,474,000          40,507,000         45,866,000
Income from unconsolidated joint ventures...             (182,000)            429,000             887,000          1,322,000
Minority interest in pretax income of
      consolidated subsidiary....................        (372,000)           (172,000)         (1,149,000)          (444,000)
Other expense....................................      (1,805,000)         (1,359,000)         (7,956,000)        (4,851,000)
                                                     ----------------     ---------------     ---------------   ------------
   Income before provision for income taxes......      16,578,000          12,372,000          32,289,000         41,893,000
Provision for income taxes.......................       6,455,000           4,813,000          12,336,000         16,173,000
                                                     ----------------     ---------------     ---------------   ------------
Net income.......................................   $  10,123,000        $  7,559,000        $ 19,953,000      $  25,720,000
                                                     ================     ===============     ===============   ============
Net income per share:
Basic (2)........................................   $        0.50        $       0.38        $       0.99      $        1.29
                                                     ================     ===============     ===============   ============
Diluted (3)......................................   $        0.46        $       0.37        $       0.99      $       1.28
                                                     ================     ===============     ===============   ============

                                                     NINE MONTHS (4) ENDED DECEMBER 31,
                                                     ----------------------------------
                                                        2000                   1999
                                                        ----                   ----
                                                      UNAUDITED              UNAUDITED
                                                      ---------              ---------




Revenues:
    Home and lot sales...........................   $ 487,040,000         $   410,885,000
Costs and expenses:
    Home and lot sales...........................     371,147,000             328,470,000
    Selling and commissions......................      29,423,000              25,598,000
    General and administrative...................      26,196,000              20,074,000
    Non-cash charge for impairment of long-
       lived assets (1)..........................      36,398,000                     ---
                                                      -----------          --------------
       Total costs and expenses..................     463,164,000             374,142,000
                                                      -----------          --------------
Operating income.................................      23,876,000              36,743,000
Income from unconsolidated joint ventures...              134,000               1,249,000
Minority interest in pretax income of
      consolidated subsidiary....................        (999,000)               (351,000)
Other expense....................................      (6,575,000)             (3,490,000)
                                                      -----------         ---------------
   Income before provision for income taxes......      16,436,000              34,151,000
Provision for income taxes.......................       6,175,000              13,221,000
                                                      -----------         ---------------
Net income.......................................    $ 10,261,000        $     20,930,000
                                                      ===========         ===============
Net income per share:
Basic (2)........................................    $       0.51        $           1.05
                                                      ===========         ===============
Diluted (3)......................................    $       0.51        $           1.04
                                                      ===========         ===============


-------------------------------------------------------------------------------
(1) Represents a non-cash after-tax charge of approximately $22.2 million recognized during the quarter ended September 30, 2000, pursuant to Financial Accounting Standards Board Statement No. 121. This was due to Schuler Homes' plan, in contemplation of the merger with Western Pacific, to increase its product offerings in Hawaii by adding projects in various areas on the islands of O'ahu, Maui, Kauai and Hawaii while reducing its investment in longer term land parcels where it has a concentration of land.
(2) Basic net income per share was computed using weighted average number of shares of 20,131,249, 20,109,559 and 20,113,543 for the three, twelve and nine month periods ended December 31, 2000, respectively, and 20,087,970, 19,997,759 and 19,985,411 for the three, twelve and nine month periods ended December 31, 1999, respectively.
(3) Diluted net income per share for the three-month periods ended December 31, 2000 and 1999, the twelve-month period ended December 31, 1999 and the nine-month period ended December 31, 1999 was computed by adding to net income the interest expense of $600,000, $841,000, $3,342,000 and $2,607,000
    (net of related income taxes), which is applicable to convertible subordinated debentures, and dividing by 23,080,686, 22,721,960, 22,631,749 and 22,619,401, which represents the weighted average number of shares assuming conversion of all convertible subordinated debentures. The computation of diluted net income per share for the twelve and nine-month periods ended December 31, 2000 resulted in amounts greater than or equal to the basic net income per share. Accordingly, the basic net income per share is also presented as the diluted net income per share.
(4) In December 2000, the Company changed its accounting year-end from a December 31 calendar year-end to a fiscal year-end of March 31. As a result, the quarter ended December 31, 2000 represented the third quarter of the Company's fiscal year ending March 31, 2001.

UNIT CLOSINGS:

                               THREE MONTHS ENDED DECEMBER 31, TWELVE MONTHS ENDED DECEMBER 31, NINE MONTHS ENDED DECEMBER 31,
                               ------------------------------ --------------------------------  -----------------------------
                                       2000           1999            2000          1999             2000          1999
                                       ----           ----            ----          ----             ----          ----


Consolidated:
  Colorado                             268            373           1,509         1,368            1,086         1,072
  Hawaii (1)                            86             90             318           319              230           254
  Northern California                   93             97             332           256              254           233
  Oregon                                46             65             266           308              187           248
  Southern California                   23            ---              25           ---               25           ---
  Washington (2)                        89             74             336           273              281           216
                                  ------------  -------------   -------------  ------------    -------------  ------------
      Total Consolidated               605            699           2,786         2,524            2,063         2,023

Unconsolidated Joint Ventures:
  Colorado (3)                         ---             24              36            80               11            80
  Hawaii (4)                             9              5              41            21               35            14
  Southern California (5)               17              9              93            18               66            18
                                   ------------  -------------   -------------  ------------    -------------  ------------
       Total                           631            737           2,956         2,643            2,175         2,135
                                   ============  =============   =============  ============    =============  ============



BACKLOG (6):

                                                  December 31, 2000                      December 31, 1999
                                                         Aggregate                             Aggregate
                                     Number             Sales Value             Number        Sales Value
                                     ------             -----------             ------        -----------


Consolidated:
  Colorado                            538              $110,998,000              624         $119,127,000
  Hawaii (1)                           86                29,811,000               65           17,117,000
  Northern California                 148                42,402,000               98           28,142,000
  Oregon                               50                 9,865,000               59           10,069,000
  Southern California                  59                17,007,000              ---                  ---
  Washington (2)                       70                24,199,000               69           21,937,000
  Arizona                               3                   691,000              ---                  ---
                                      ---             -------------             ----       --------------
      Total Consolidated              954               234,973,000              915          196,392,000
Unconsolidated Joint Ventures:
  Colorado (3)                        ---                       ---               28            5,117,000
  Hawaii (4)                           25                 3,191,000                8            1,134,000
  Southern California (5)               3                 1,671,000               23            6,084,000
                                      ---             -------------             ----       --------------
      Total                           982              $239,835,000              974         $208,727,000
                                      ===              =============             ===         ============



(1) Includes homes and lots sold pursuant to the Company's "zero-down" sales program in Hawaii.
(2) Reflects 100% of the information with respect to Stafford Homes, in which the Company acquired a 49% interest in July 1997. In January 1999, the Company increased its ownership interest in Stafford Homes to 89%.
(3) Reflects 100% of the information with respect to the Company's 50%-owned joint venture in Colorado.
(4) Reflects 100% of the information with respect to the Company's two 50% owned joint ventures in Hawaii.
(5) Reflects 100% of the information with respect to the Company's 24.5% to 49%-owned joint ventures in Southern California.
(6) Due to the ability of buyers to cancel their sales contracts, no assurances can be given that units included in backlog will result in actual closings.